July 24, 2008
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention:	Joseph Foti, Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Ryder System, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Period Ended March 31, 2008 File Number: 001-04364
Ladies and Gentlemen:
On behalf of Ryder System, Inc. (“Ryder”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated June 26, 2008. For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.
Form 10-K for the Year Ended December 31, 2007
Notes to Consolidated Financial Statements, page 64
Note 1. Summary of Significant Accounting Policies, page 64
Revenue Recognition, page 64
1.
From your disclosures, it appears that your full service leasing is an all inclusive arrangement that encompasses multiple elements, such as vehicle leasing, maintenance, supplies and support services. However, based on your reporting and disclosures, it does not appear that revenue of such arrangements is allocated to the respective individual elements within each arrangement and recognized for each element. In this regard, please explain to us, with a view to disclosing, the basis for your accounting treatment with respect to such arrangements. Also, tell us and disclose how amounts billable for such arrangements correlate to the respective services provided therein and the timing of when amounts due under these arrangements are billed.

Under a full service lease, we may provide the following deliverables:
(1)	Lease Deliverables (including executory costs):
a)	Vehicle Lease — we lease a new or used vehicle over a stated term.

Securities and Exchange Commission
July 24, 2008

b)
Maintenance and repair services (including parts and supplies) — we provide maintenance and repair services necessary to keep the vehicle in service. Each vehicle must be returned to our maintenance facility for at least 8 hours per month for preventive maintenance. In light of the importance of maintenance to the ultimate residual value of a leased vehicle, maintenance is a required deliverable in a full service lease transaction. We do not lease a vehicle without Ryder-provided maintenance.

c)	Insurance coverage — we may extend Ryder’s bodily injury and property damage insurance coverage to the vehicle on behalf of the customer during the term of the lease.

d)
Licensing, taxes and tax reporting — we apply and pay for relevant licenses and taxes on a monthly, quarterly or annual basis as required by applicable law. We gather information relating to fuel and mileage on a daily basis and prepare and file fuel tax and mileage tax returns on a quarterly basis.

e)	Periodic vehicle washing.
(2)	Non-Lease Deliverables:
a)
Substitute vehicles — we provide access to a substitute vehicle whenever the leased vehicle has a mechanical failure which renders the vehicle inoperable. We are not obligated to provide a substitute vehicle if the inoperable vehicle is out of service 1) for ordinary maintenance and service time, 2) due to driver abuse, 3) for repair of physical damage resulting from any cause, 4) due to violation of the lease terms, 5) for repair or maintenance of special equipment that we are not responsible for maintaining, or 6) because it was lost or stolen.

b)	Emergency road service — we provide access to emergency road service for mechanical or tire failure (unless it results from an accident, driver abuse or violation of the lease terms).

c)	Safety services — we provide access to our safety programs, including driver training, safety brochures, etc.
     The Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force (EITF) Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (EITF 01-8), provides guidance on the accounting for multiple element arrangements that contain a lease. Paragraph 15 of EITF 01-8 requires that the classification, recognition, measurement and disclosure requirements of Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (FAS 13) be applied to the “lease” element of the arrangement. The “lease” element (or lease deliverables) of the arrangement represents payments and other consideration for the lease, including related executory costs and profits thereon. Paragraph 15 of EITF 01-8 also requires that the arrangement be separated at inception into (a) those that are for the lease deliverables, and (b) those that are for other services (non-lease deliverables) on a relative fair value basis, consistent with the guidance in paragraph 4(a) of EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

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July 24, 2008

     Consistent with EITF 01-8, we account for the lease deliverables in a full service lease in accordance with FAS 13. As noted above, the lease deliverables in a typical full service lease include executory costs for maintenance, insurance and taxes. Paragraph 19(b) of FAS 13 requires that rent be reported as income over the lease term as it becomes receivable according to the provisions of the lease. Rent includes all contractual lease payments required to be made under the terms of the arrangement. If the rental payments vary from a straight-line basis, income should still be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit from the leased property is diminished, in which case that basis shall be used. Rental payments under our full service lease are made on a monthly basis over the lease term. As a result, we recognize revenue on the lease deliverables from a full service lease on a straight-line basis over the term of the lease.
     The non-lease deliverables in a typical full service lease represent less than 3% of the arrangement on a relative fair value basis. The non-lease deliverables of the arrangement are accounted for under EITF 00-21, which requires each unit of accounting to be separated based on relative fair values. We recognize revenue on the non-lease deliverables on a straight-line basis pursuant to the following guidance:
a)
Substitute vehicle — Access to a substitute vehicle while the leased vehicle is undergoing repair for mechanical failure is similar to a warranty of the maintenance services contemplated in the lease. Access to a substitute vehicle is available to our customers every day throughout the term of the lease. As a result, straight-line is a reasonable basis for recognition because this service is available throughout the lease term. In addition, straight-line revenue recognition is consistent with the guiding principles of paragraph 3 of FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” (FTB 90-1), which require that revenue be recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.

b)
Emergency road service — Access to emergency road service is also available on a daily basis throughout the term of the lease. As a result, we also account for emergency road service on a straight-line basis and believe it is a reasonable basis for recognition. In addition, straight-line revenue recognition is consistent with the guiding principles of FTB 90-1.

Securities and Exchange Commission
July 24, 2008

c)
Safety services — Customers have access to our safety programs year-round upon request. We continually emphasize the importance of safety and incur costs (primarily a dedicated safety organization) to maintain a high standard of safety. The safety programs provided to our customers are an extension of our internal safety program for our drivers and technicians. The additional cost of providing the service to our customers is minimal. Based on the nature of costs incurred in this area, we believe it is reasonable to recognize the revenue related to access to our safety programs on a straight-line basis.

     In response to the last sentence of the comment, our full service lease arrangements provide for a monthly fixed charge billing and a variable charge billing based on mileage or time usage. Fixed charges, which do not relate to any specific deliverable, are typically billed at the beginning of the month for the services to be provided that month. Variable charges, which do not relate to any specific maintenance deliverable, are typically billed a month in arrears. Although our monthly billings do not match any specific service provided during the month, the aggregate amounts billed correlate to the performance pattern of the services provided. Amounts billed are typically due within 10 days of the invoice date.
     Our future annual filings will expand the revenue recognition disclosures to include the following:
     Our full service lease arrangements include lease deliverables such as the lease of a vehicle and the executory agreement for the maintenance, insurance and taxes of the leased equipment during the lease term and non-lease deliverables. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based on management’s best estimate of the relative fair value of each deliverable. The arrangement consideration allocated to lease deliverables is accounted for pursuant to Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases.” Our full service lease arrangements provide for a fixed charge billing and a variable charge billing based on mileage or time usage. Fixed charges are typically billed at the beginning of the month for the services to be provided that month. Variable charges are typically billed a month in arrears.
     Revenue from lease and rental agreements is driven by the classification of the arrangement as either an operating or direct finance lease under SFAS No. 13. The majority of our leases and all of our rental agreements are classified as operating leases and therefore, we recognize lease and rental revenue on a straight-line basis as it becomes receivable over the term of the lease or rental arrangement.
     The non-lease deliverables of our full service lease arrangements are comprised of access to substitute vehicles, emergency road service, and safety services. These services are available to our customers throughout the lease term. Accordingly, revenue is recognized on a straight-line basis over the lease term.

Securities and Exchange Commission
July 24, 2008

2.
We note that you recognize revenue from maintenance service contracts on a straight line basis over the terms of the related agreements. In this regard, describe for us, with a view to disclosing, the typical activities performed under such contracts. Characterize for us and in your disclosure whether each identified activity is considered to be a routine service performed on a recurring basis or is nonroutine performed on an as needed or upon request basis. Also, tell us if you make any distinction between maintenance and repair/overhaul services performed under such contracts and the attribution of arrangement consideration to each.

     Contract maintenance service revenue accounts for approximately 2% of our consolidated revenue. Our maintenance service contract is cancelable (by either party), without penalty, after one year with 60 days prior written notice. We may also cancel the contract earlier for specified customer non-performance items. Under the terms of a typical vehicle maintenance service contract, we perform the following activities:
(1)
Maintenance (including parts and supplies) required to keep the vehicle in good operating condition. Each vehicle must be returned to our maintenance facility for service and maintenance at a minimum of 8 hours each month;

(2)
Repairs (including parts and supplies) required to keep the vehicle in good operating condition. We are not responsible for repair, replacement or repainting due primarily to physical deterioration, age, use or damage or replacement of any non-mechanical components;

(3)	Scheduled (at least quarterly) mechanical preventive maintenance inspections;

(4)	Access to emergency road service due to mechanical or tire failure (unless it results from an accident, driver abuse or violation of lease terms); and

(5)
Access to a substitute vehicle for a vehicle temporarily inoperable due to specified mechanical failure. We are not obligated to provide a substitute vehicle if the inoperable vehicle is (a) out of service for ordinary maintenance and service time and because of damage resulting from collision, (b) specialized, (c) of a type not maintained in our rental fleet, or (d) out of service for repair or maintenance of special equipment or accessories for which we are not responsible.

     The vast majority of our maintenance and repair services and all scheduled mechanical preventive maintenance inspections are a routine service performed on a recurring basis in order to keep a vehicle in normal operating condition. These services typically involve relatively minor and predictable expenditures per activity. From time to time, we provide non-routine major repair services in order to place a vehicle back in service. The costs associated with these major non-routine services are not significant to

Securities and Exchange Commission
July 24, 2008

the overall maintenance contract (approximately 10%). These non-routine services are not scheduled in our service contract and are not predictable on a reliable basis (i.e. we do not have any planned major maintenance events). In light of the infrequent and minimal nature of non-routine services, we do not make any distinction between routine (i.e. maintenance) and non-routine (i.e. repair / overhaul) services and do not attribute arrangement consideration to each. Other non-routine services such as emergency road service and the provision of substitute vehicles are access services available throughout the contract term and provided on an as needed basis.
     Our future annual filings will disclose the typical activities performed under maintenance service contracts as well as the routine and non-routine nature of each identified activity. Please refer to the disclosure in response to Comment No. 3.
3.
Please explain to us and disclose your basis for recognizing revenue from maintenance service contracts on a straight-line basis over the terms of the related agreements. In connection with this and in consideration of the types of activities and their characteristics described in the preceding comment, explain to us your consideration of recognizing arrangement consideration as revenue on a proportional performance basis relative to the fair values of the associated outputs in your circumstances. Also, tell us and disclose how amounts billable for such arrangements correlate to the respective services provided therein and the timing of when amounts due under these arrangements are billed.

     Contract maintenance service revenue accounts for approximately 2% of our consolidated revenue. The vast majority of our maintenance and repair services and all scheduled mechanical preventive maintenance inspections are a routine service performed on a recurring basis in order to keep a vehicle in normal operating condition. These services typically involve relatively minor and predictable expenditures per activity. From time to time, we provide non-routine major repair services in order to place a vehicle back in service. The costs associated with these major non-routine services are not significant to the overall maintenance contract (approximately 10%).
     We recognize revenue from maintenance service contracts on a straight-line basis over the terms of the related agreements for the following reasons:
(1)
The majority of our services are routine, recurring and performed on a monthly basis throughout the non-cancelable term of the arrangement. We have considered the recognition of revenue based on proportional performance and have determined the performance pattern to effectively be straight-line over the term. The costs of performing maintenance services are basically incurred on a straight-line basis over the non-cancelable term of the arrangement. As discussed in Comment No. 4, the costs associated with contract maintenance activities are expensed as incurred which correlate with a straight-line basis. Our historical gross margins in this product line confirms this position:

Securities and Exchange Commission
July 24, 2008

	Years Ended December 31,
	2007	2006	2005	2004	2003
Gross margin as % of Revenue	48%	49%	49%	48%	50%
(2)
Our monthly service obligation is fulfilled at the end of each month and customers have no general or specific refund or return rights at that time. Customers also need not re-perform maintenance services that they have already received if they terminate the service contract early and hire another service provider to complete the service deliverable. Our maintenance contract provides for monthly billings as services are provided and customers receive value as maintenance services are provided and not just upon completion of the contract.

(3)
Recognition methodology is consistent with the guiding principles provided in paragraph 3 of FTB 90-1 which state that revenue from separately priced product maintenance contracts should be recognized in income on a straight line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.

     In response to the last sentence of the comment, our maintenance service arrangement provides for a monthly fixed charge billing and a monthly variable charge billing based on mileage or time usage. Fixed charges, which do not relate to any specific deliverable, are typically billed at the beginning of the month for the services to be provided that month. Variable charges, which do not relate to any specific maintenance deliverable, are typically billed a month in arrears. Although our monthly billings do not match any specific service provided during the month, the aggregate amounts billed correlate to the performance pattern of the services provided. Amounts billed are typically due within 10 days of the invoice date. If the arrangement is terminated early, there are no payments due to or from us to the customer.
     Our future annual filings will expand our contract maintenance revenue recognition disclosures to include the following:
     Under our contract maintenance agreements, we provide maintenance and repairs required to keep a vehicle in good operating condition, schedule mechanical preventive maintenance inspections and access to emergency road service and substitute vehicles. The vast majority of our services are routine services performed on a recurring basis throughout the term of the arrangement. From time to time, we provide non-routine major repair services in order to place a vehicle back in service. Revenue from maintenance service contracts is recognized on a straight-line basis as maintenance services are rendered over the

Securities and Exchange Commission
July 24, 2008

terms of the related arrangements. Contract maintenance arrangements are generally cancelable, without penalty, after one year with 60 days prior written notice. Our maintenance service arrangement provides for a monthly fixed charge billing and a monthly variable charge billing based on mileage or time usage. Fixed charges are typically billed at the beginning of the month for the services to be provided that month. Variable charges are typically billed a month in arrears.
4.
Please explain to us and disclose your accounting policy in regard to the methods used to recognize the respective costs associated with the various activities performed for full service leasing, contract maintenance and contract related maintenance services.

     The costs associated with activities performed under our full service leasing, contract maintenance and contract-related maintenance services are internally segregated between running costs and fixed costs. Running costs, primarily labor, parts and outside work, are recognized as incurred. Fixed costs, primarily depreciation, interest, licenses, insurance, operating taxes and vehicle rent, are recognized as incurred except for depreciation which is recognized on a straight-line basis over a specific useful life and residual value.
     Our future annual filings will expand the expense recognition policy disclosures related to our full service leasing, contract maintenance and contract related maintenance services to include the following:
     Costs associated with the activities performed under our full service leasing arrangements are primarily comprised of labor, parts, outside work, depreciation, interest, licenses, insurance, operating taxes and vehicle rent. These costs are expensed as incurred except for depreciation. Refer to Summary of Significant Accounting Policies — Revenue Earning Equipment, Operating Property and Equipment and Depreciation for information regarding our depreciation policies. Costs associated with the activities performed under our contract maintenance and contract-related maintenance arrangements are primarily comprised of labor, parts, outside work, licenses, insurance and operating taxes. These costs are expensed as incurred.
Form 10-Q for the Period Ended March 31, 2008
Management’s Discussion and Analysis...page 17
Consolidated Results, page 17
5.
We note the change effective January 1, 2008 in the contractual relationship with a significant customer that materially reduced the amount of subcontracted transportation expense reported in the current period. In this regard, please:

(a)	tell us the principal terms of the arrangement that were revised, in terms of before and after the revisions;

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July 24, 2008

(b)	tell us the basis for revising the arrangement;

(c)	explain to us how the effect of such revisions changed your role from principal in the arrangement to that as an agent;

(d)
explain to us how your accounting of the related costs and revenues on a net basis complies with the requirements of EITF 99-19, with analysis of all of the indicators that support your accounting; and

(e)
tell us the principal favorable qualitative effects, if any, related to such change in your accounting, in particular, whether any operating, covenant related or other key metrics were favorably impacted as a result of your change in accounting and how favorably affected.

     We have provided to the Staff, on a supplemental basis, our response to this comment together with our request for confidential treatment of such response.
     As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosures in the Company’s filings, (b) the Staffs’ comments do not preclude the Commission from taking any action with respect to the filing; and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-5494 or fax at (305) 500-7915.

Very truly yours, /s/ Art A. Garcia Art A. Garcia Senior Vice President and Controller Ryder System, Inc.

cc:  Kenneth Evans, PriceWaterhouseCoopers, LLP Partner